UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

RMX Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
755747102
(CUSIP Number)

Insight Equity Holdings LLC c/o Insight Equity Management Company LLC 1400 Civic Place, Suite 250 Southlake, TX 76092 Attn: Conner Searcy (817) 488-7775
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
with copies to:
Ronald J. Lieberman, Esq. Hunton & Williams LLP Bank of America Plaza Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 (404) 888-4000

August 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Meadow Valley Parent Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS Meadow Valley Solutions LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Meadow Valley Resources LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Meadow Valley Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Insight Equity I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Insight Equity GP I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bradley E. Larson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Kenneth D. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Robert W. Bottcher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D originally filed by Meadow Valley Parent Corp., a Delaware corporation (“Meadow Valley Parent”), Meadow Valley Solutions LLC, a Delaware limited liability company (“Meadow Valley Solutions”), Meadow Valley Resources LLC, a Texas limited liability company (“Meadow Valley Resources”), Meadow Valley Holdings LLC, a Delaware limited liability company (“Meadow Valley Holdings”), Insight Equity I LP, a Delaware limited partnership (“Insight Equity”), Insight Equity GP I LP, a Delaware limited partnership (“Insight Equity GP”), Insight Equity Holdings I LLC, a Delaware limited liability company (“Insight Equity Holdings I”), Insight Equity Holdings LLC, a Texas limited liability company (“Insight Equity Holdings”), Bradley E. Larson, a citizen of the United States of America, Kenneth D. Nelson, a citizen of the United States of America, and Robert W. Bottcher, a citizen of the United States of America (collectively, the “Reporting Persons”)1 on February 5, 2009 (the “Initial Statement”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed on March 17, 2009, Amendment No. 2 thereto (“Amendment No. 2”) filed on June 18, 2009, Amendment No. 3 thereto (“Amendment No. 3”) filed on February 1, 2010, Amendment No 4. thereto (“Amendment No. 4”) filed on May 12, 2010, and Amendment No. 5 thereto (“Amendment No. 5”) filed on July 12, 2010, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of RMX Holdings, Inc. f/k/a Ready Mix, Inc. (the “Issuer” or “RMX”).  The Initial Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, is referred to herein as the “Schedule 13D.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 25, 2010, a copy of which is attached as Exhibit 99.1 hereto.  Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given in the Initial Statement.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

On August 24, 2010, Meadow Valley Parent sent a letter (the “Letter”) to the board of directors (the “Board”) of the Issuer responding to a letter, dated August 10, 2010, from the Chairman of the Special Committee of the Board.  In the Letter, Meadow Valley Parent clarified that at no time prior to August 24, 2010 had it determined to amend its offer set forth in its letter dated July 9, 2010 where it declared its support of a reverse stock split cashing out fractional shares at a price of $0.40 per share, subject to certain adjustments.  Meadow Valley Parent then indicated that, taking into account the recent decision of the Board to declare an extraordinary cash dividend, Meadow Valley Parent had now determined that it would support paying stockholders cash in lieu of fractional shares at a price of $0.59 per share, subject to an adjustment based on interim organizational expenses, contingent liabilities and other expenses. Meadow Valley Parent urged the Board to accept its revised offer with respect to a reverse stock split, but indicated that it would not object to an expeditious liquidation process pursuant to which the Issuer is able to monetize its remaining assets and provide stockholders with a return in excess of that which would be realized through the proposed reverse stock split.

In view of the recent delisting of the Common Stock from the NYSE AMEX LLC and the Issuer’s lack of ongoing business activity, Meadow Valley Parent also encouraged the Board to undertake immediate action to substantially eliminate payments of director compensation and evaluate the possibility of going dark in an effort to cease its public reporting obligations and eliminate the associated costs. Meadow Valley Parent reiterated its interest in protecting its remaining investment in the Issuer and stated that it would consider taking action to, among other things, amend the Issuer’s bylaws in support of the same.

If successful, completion of the proposed reverse stock split transaction described above would, among other things, (i) cause Meadow Valley Parent to become the sole stockholder of the Issuer, (ii) cause the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (iii) cause the Common Stock to become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and (iv) result in a change to the current composition of the Board.  If successful, completion of the proposed liquidation process described above would, among other things, (i) cause a liquidation involving the Issuer, (ii) cause the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association and (iii) cause the Common Stock to become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur in connection with any of the proposals discussed in this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The information set forth in Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by the addition of the following exhibits:

Exhibit 99.1	Joint Filing Agreement, dated August 25, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2010

MEADOW VALLEY PARENT CORP.

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

MEADOW VALLEY SOLUTIONS LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

MEADOW VALLEY HOLDINGS LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

MEADOW VALLEY RESOURCES LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY I LP

By:	Insight Equity GP I LP
By:	Insight Equity Holdings I LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY GP I LP

By:	Insight Equity Holdings I LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY HOLDINGS I LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY HOLDINGS LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

BRADLEY E. LARSON

/s/ Bradley E. Larson

KENNETH D. NELSON

/s/ Kenneth D. Nelson

ROBERT W. BOTTCHER

/s/ Robert W. Bottcher